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Confidential draft submission #3 as submitted to the Securities and Exchange Commission on February 10, 2017.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Akcea Therapeutics, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	47-2608175 (I.R.S. Employer Identification Number)

55 Cambridge Parkway, Suite 100
Cambridge, MA 02142
(617) 207-0202
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Paula Soteropoulos
President and Chief Executive Officer
Akcea Therapeutics, Inc.
55 Cambridge Parkway, Suite 100
Cambridge, MA 02142
(617) 207-0202
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Charles S. Kim Nicole Brookshire Sean Clayton Richard Segal Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Includes the aggregate offering size of additional shares the underwriters have the right to purchase from the Registrant.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Confidential Draft Submission No.3 ("Submission No.3") to the Registration Statement on Form S-1 of Akcea Therapeutics, Inc. ("Registration Statement") is being submitted solely for the purpose of submitting certain exhibits indicated in Part II of this Submission No.3. This Submission No.3 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

 PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Akcea Therapeutics, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and the Nasdaq Global Market initial listing fee.

Amount paid or to be paid
SEC registration fee	$		*
FINRA filing fee			*
Nasdaq Global Market initial listing fee		125,000
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*
Total	$		*

*
To be filed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) actually and reasonably incurred.

        The Registrant's amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  ▪
  transaction from which the director derives an improper personal benefit;
  ▪
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
  ▪
  unlawful payment of dividends or redemption of shares; or
  ▪
  breach of a director's duty of loyalty to the corporation or its stockholders.

        The Registrant's amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, the Registrant intends to enter into separate indemnification agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons for certain expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

  ▪
  indemnification beyond that permitted by the Delaware General Corporation Law;
  ▪
  indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;
  ▪
  indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant's stock
  ▪
  indemnification for proceedings involving a final judgment that the director's or officer's conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;
  ▪
  indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant's directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant's board of directors or required by law;

  ▪
  indemnification for settlements the director or officer enters into without the Registrant's consent; or
  ▪
  indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by the Registrant.

        The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        There is at present no pending litigation or proceeding involving any of the Registrant's directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

        The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant's directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2013 through the date of this registration statement:

  (1)
  In December 2015, in connection with the Registrant's Series A convertible preferred stock financing, the Registrant issued and sold Ionis an aggregate of 73,800,000 shares of Series A convertible preferred stock for a total purchase price of $100,000,000 plus the grant of the rights and licenses the Registrant received under its development, commercialization and license agreement with Ionis. When the Registrant completes this offering, these shares will convert into 73,800,000 shares of common stock.
  (2)
  In January 2017, the Registrant entered into a line of credit with agreement Ionis Pharmaceuticals, Inc., or Ionis, pursuant to which Ionis agreed to advance funds to the Registrant in the aggregate principal amount not to exceed $150,000,000. The amounts the Registrant borrows under the line of credit bear interest at an annual interest rate of 4%, compounded monthly. The outstanding principal and accrued interest under the line of credit will convert into shares of the Registrant's common stock at the initial public offering price in connection with the closing of this offering.
  (4)
  From January 1, 2013 through the date of this registration statement, the Registrant granted options under its 2015 equity incentive plan to purchase 12,937,500 shares of common stock to its employees, directors and consultants, having an exercise price of $2.54 per share. Of these, no options to purchase shares of common stock have been cancelled without being exercised and no options have been exercised.

        No underwriters were involved in the foregoing sales of securities. The offers, sales and issuances of the securities described in paragraphs (1) through (3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant.

        The offers, sales and issuances of the securities described in paragraph (4) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant's employees, directors or bona fide consultants and received the securities under the 2015 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        The list of exhibits is set forth under "Exhibit Index" at the end of this registration statement and is incorporated herein by reference.

(b)
Financial Statement Schedules

        Schedules have been omitted because the required information is included in the financial statements and the notes thereto, information therein is not applicable or the omitted schedules are not required.

ITEM 17.    UNDERTAKINGS.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (a)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
  (b)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts on this    day of                           , 2017.

Akcea Therapeutics, Inc.
By:
	Name:	Paula Soteropoulos
	Title:	President and Chief Executive Officer

        Each person whose signature appears below constitutes and appoints                           and                            , and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of shares of common stock of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form S-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Paula Soteropoulos	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017
Elizabeth L. Hougen	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017
Stanley T. Crooke, M.D., Ph.D.	Chairman of the Board of Directors	, 2017
Christopher Gabrieli	Director	, 2017
B. Lynne Parshall, J.D.	Director	, 2017

 EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon closing of this offering.
3.3	*	Bylaws of the Registrant, as currently in effect.
3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.
4.1	*	Specimen Common Stock Certificate.
4.2	*	Investor Rights Agreement, dated December 18, 2015, between the Registrant and Ionis Pharmaceuticals, Inc.
5.1	*	Opinion of Cooley LLP.
10.1	*+	Form of Indemnification Agreement.
10.2	*+	2015 Equity Incentive Plan and Form of Award Agreements.
10.3	*+	Form of 2016 Employee Stock Purchase Plan.
10.4	†	Development, Commercialization and License Agreement, dated December 18, 2015, between the Registrant and Ionis Pharmaceuticals, Inc.
10.5	†	Services Agreement, dated December 18, 2015, between the Registrant and Ionis Pharmaceuticals, Inc.
10.6	*	Senior Unsecured Line of Credit Agreement, dated January 18, 2017, between the Registrant and Ionis Pharmaceuticals, Inc.
10.7	†	Strategic Collaboration, Option and License Agreement, dated January 5, 2017, between the Registrant and Novartis Pharma AG.
10.8		Stock Purchase Agreement, dated January 5, 2017, between the Registrant, Ionis Pharmaceuticals, Inc. and Novartis Pharma AG.
10.9	*	Office Lease Agreement dated March 25, 2015 between the Registrant and 55 Cambridge Parkway, LLC.
10.10	*	Amendment of Lease dated February 1, 2016 between the Registrant and 55 Cambridge Parkway, LLC.
10.11	*+	Non-Employee Director Compensation Plan, to be in effect upon the closing of this offering.
10.12	*+	Offer Letter Agreement, dated November 17, 2014, between the Registrant and Paula Soteropoulos.
10.13	*+	Offer Letter Agreement, dated January 5, 2015, between the Registrant and Jeffery M. Goldberg.
10.14	*+	Offer Letter Agreement, dated January 18, 2016, between the Registrant and Louis St. L. O'Dea.
10.15	†	Letter Agreement regarding Development, Commercialization and License Agreement, dated January 16, 2017, between the Registrant and Ionis Pharmaceuticals, Inc.

Exhibit No.		Description
21.1	*	List of Subsidiaries.
23.1	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included in the signature page to Registration Statement).

*
To be filed by amendment.
+
Indicates management contract or compensatory plan.
†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.

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EXPLANATORY NOTE
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
  ITEM 17. UNDERTAKINGS.
SIGNATURES
EXHIBIT INDEX